July 25, 2008

Mr. David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington D.C.  20549

Re:           Semotus Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2008
File No. 001-15569

Dear Mr. Orlic:

This letter is in response to your comment letter dated July 16, 2008.  Below is the Company’s response to your comments:

General

1. The information required by Items 6, 7, 8 and 9 of Schedule 14A is now included in the Proxy Statement, as follows:
•	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
o	Page 12
•	Beneficial Ownership Reporting Compliance
o	Page 12
•	Directors and Executive Officers
o	Starting on Page 12
•	Executive and Director Compensation
o	Starting on Page 14
•	Certain Relationships and Related Transactions
o	Page 16
•	Corporate Governance Information
o	Page 16
•	Meetings of the Board of Directors and Board Committees
o	Starting on Page 16
•	Audit Committee Report and Compensation Committee Report
o	Starting on Page 16
•	Principal Accountant Fees and Services
o	Page 18

Proposal 5

2. No grants of awards are contemplated to be made concurrent with the approval of the proposed amendment to our 2005 Stock Option Plan.  We have disclosed this statement in Proposal 5.

Proposal 6

3. We do not have any plans, proposals or arrangements for the issuance of the additional shares of authorized but unissued common stock that will effectively result from approval of the proposed reverse stock split. We have made a statement to that effect in Proposal 6.

4. We have added disclosure in Proposal 6 regarding the possible anti-takeover effects of the effective increase in authorized shares of common stock that will result from approval of the proposed reverse stock split.

In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tali Durant
Tali Durant
General Counsel
Semotus Solutions, Inc.